Mail Stop 4561

August 3, 2006

Mr. Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

     Re: General Growth Properties, Inc.
            Form 10-K for the year ended December 31, 2005
            Filed March 31, 2006
            File No. 001-11656

Dear Mr. Freibaum:

     We have completed our review of the forms listed above and related filings and have no further comments at this time.

                Sincerely,

                Steven Jacobs
                Accounting Branch Chief